Trean Insurance Group, Inc.

150 Lake Street West

Wayzata, MN 55391

August 19, 2021

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Volley

Amit Pande

Re:	Trean Insurance Group, Inc. (the “Registrant”)

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 26, 2021

File No. 001-39392

Gentlemen:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were conveyed in a letter to the Registrant dated July 22, 2021, in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1. Business, page 6

1.

Please revise future filings to more clearly compare and contrast the economics, revenue model, reinsurance strategies and other key characteristics between business with Program Partners and Owned MGA’s. For example, explain if one is generally more profitable than the other, the magnitude of fees in the profitability of each, if and how the revenue and profitability profile may change as the Program Partner relationship matures, the extent and type of reinsurance used for each, etc.

Response:

We will revise our future 10-K filings to more clearly compare and contrast the economics and other key characteristics between business with Program Partners and Owned MGAs. We will also include information related to the revenues associated with Program Partners and Owned

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MGAs as well as other key characteristics and material trends, as applicable. An example of these additional disclosures related to fiscal 2020 follows.

Example disclosure

The following table shows the total premiums earned on a gross and net basis for Owned MGAs and Program Partners:

	Year Ended December 31, 2020
	Owned MGAs	Program Partner	Total
Gross written premiums	$285,622	$198,627	$484,249
Increase in gross unearned premiums	(7,552)	(44,663)	(52,215)

Gross earned premiums	278,070	153,964	432,034
Ceded earned premiums	(204,676)	(118,891)	(323,567)

Net earned premiums	$73,394	$35,073	$108,467

Both Owned MGAs and Program Partners utilize quota share and catastrophe XOL contracts in their reinsurance strategy. For the year ended December 31, 2020, the Company retained 26.4% of gross earned premiums for Owned MGAs compared to 22.8% for Program Partners. The loss ratios for Owned MGAs and Program Partners for the year ended December 31, 2020 were 52.2% and 35.5%, respectively, resulting in a consolidated loss ratio of 46.8%. The lower loss ratio for Program Partners was primarily attributable to favorable developments on certain large Program Partners during the period.

The ceding commission rate, net of direct commissions, for the year ended December 31, 2020, for Owned MGAs was 13.6% compared to 8.6% for Program Partners. The lower ceding commission rate for Program Partners was driven primarily by MGA fees paid to Program Partners or third-party MGAs on premiums, whereas the services for Owned MGAs are performed by the Company and are included in operating expenses within general and administrative expenses in the consolidated statement of operations.

Issuing carrier services, page 12

2.	Please revise future filings to quantify the revenue from issuing carrier services for each period presented and disclose where they are presented in the income statement.

Response:

Please note that reinsurance brokerage fees are not “issuing carrier services” but a separate service performed in conjunction with issuing carrier services. Reinsurance brokerage services are separately described and disclosed under the heading “Reinsurance brokerage services” beginning on page 12 of our Annual Report on Form 10-K, where total reinsurance brokerage fees are quantified by period. In future 10-K filings we will disclose that reinsurance brokerage fees are recorded within ‘Other revenue’ in the consolidated statement of operations.

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The fees we receive associated with issuing carrier services primarily consist of reinsurance ceding commissions received from our Program Partners and/or third-party reinsurers. One component of the reinsurance ceding commissions are fronting fees which are not separately billed or contracted for but are included as part of the reinsurance ceding commissions rate we charge our reinsurers. Reinsurance ceding commissions are recognized as a reduction of our direct insurance commission expense within “General and administrative expenses” in the consolidated statement of operations.

In future 10-K filings, we will modify our description of issuing carrier services to distinguish these reinsurance ceding commissions from reinsurance brokerage fees. An example of our modified disclosure follows. Disclosures added in our modified disclosure are underlined and disclosures removed are struck out from our modified disclosure.

Issuing carrier services

We provide issuing carrier ~~or “fronting”~~ services to several of our Program Partners who ~~distribute~~ offer workers’ compensation, commercial multi-peril, personal auto, ~~and~~ commercial auto and other liability insurance ~~business~~. In these relationships, we act as the policy-issuing insurance carrier for our Program Partner and transfer all or a substantial portion of the underwriting risk to third-party reinsurers. ~~Unlike some other issuing carrier models, we typically act as the reinsurance broker to the program as well as the issuing carrier, which we believe enables us to have deeper relationships with our Program Partners as well as earn additional revenue for the placement of reinsurance~~. When we enter into issuing carrier relationships, we receive ~~fronting fees~~ reinsurance ceding commissions at rates that include our fronting service from our reinsurers who are both Program Partners and/or third-party reinsurers ~~and reinsurance brokerage fees and reinsurance ceding commissions from our reinsurance partners. Fronting fees~~ Reinsurance ceding commissions vary based on the line of business and premium volume. We provide issuing carrier services across each of our insurance products. ~~We provide issuing carrier services to some of our Program Partners that offer workers’ compensation or other liability insurance~~. For the years ended December 31, 2020, 2019 and 2018, reinsurance ceding commissions from issuing carrier services were $71.8 million, $87.7 million and $76.6 million, respectively, and are recognized as a reduction of direct insurance commission expense within ‘General and administrative expenses’ in the consolidated statement of operations.

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Reinsurance, page 15

3.	Please revise future filings to discuss the magnitude of each type of reinsurance used (i.e. quota share and catastrophe XOL) including the impact of each type on your financial results.

Response:

Although on page 15 of our Annual Report on Form 10-K we describe the two major types of reinsurance contracts we generally utilize to manage risk—namely, quota share and Catastrophe XOL reinsurance—we do not manage our business or the impacts on our financial results by reinsurance contract type. We utilize a variety of reinsurance arrangements in conjunction, to manage an overall risk of loss level that aligns with our current financial objectives, capital base, A.M. Best financial strength rating, and our risk appetite. Additionally, as noted in the first paragraph of the “Reinsurance” section on page 15, “the cost and limits of the reinsurance coverage we purchase vary from year to year based on the availability of quality reinsurance at an acceptable price and our desired level of retention.” As such, our historical financial results reflect a mix of varying reinsurance arrangements and retention levels spanning several years. Because of this, we currently do not bifurcate our financial results by contract type nor do we have the ability to do so without extraordinary effort. In addition to being at odds with how our business is managed, presenting our results in this bifurcated manner would necessarily entail a highly extensive and complex disclosure that we believe would have the potential to create confusion and would not be reflective of expected future performance based on our current reinsurance strategy. The tabular summary on page 16 of our Annual Report on Form 10-K provides the reader with the overall magnitude and our level of retention by reinsurance type for our core worker’s compensation reinsurance program.

In future 10-K filings, we will revise the Reinsurance section to present our two major types of reinsurance contracts as the tools utilized in the Company’s overall risk management strategy as opposed to two distinct measures of financial performance. An example of our modified disclosure follows. Disclosures added in our modified disclosure are underlined and disclosures removed are struck out from our modified disclosure.

Reinsurance

We cede a portion of the risk we accept on our balance sheet to third-party reinsurers through a variety of reinsurance arrangements. We manage these arrangements to align risks with our Program Partners, optimize our net retention relative to our financial objectives, balance sheet size and ratings requirements, as well as to limit our maximum loss resulting from a single program or a single event. We utilize both quota share and excess of loss (“XOL”) reinsurance as tools in our overall risk management strategy to achieve these goals, usually in conjunction with each other. Quota share reinsurance involves the proportional sharing of premiums and losses of each defined program. We utilize quota share reinsurance for several purposes,

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including (i) to cede risk to Program Partners, which allows us to share economics and align incentives and (ii) to cede risk to third-party reinsurers in order to manage our net written premiums appropriately based on our financial objectives, capital base, A.M. Best financial strength rating and risk appetite. It is a core pillar of our underwriting philosophy that Program Partners retain a portion of the underwriting risk of their program. We believe this best aligns interests, attracts higher quality programs and leads to better underwriting results. Under XOL reinsurance, losses in excess of a retention level are paid by the reinsurer, subject to a limit, and are customized per program or across multiple programs. We utilize XOL reinsurance to protect against catastrophic or other unforeseen extreme loss activity that could otherwise negatively impact our profitability and capital base. The majority of our exposure to catastrophic risk stems from the workers’ compensation premium we retain. Potential catastrophic events include an earthquake, terrorism or another event that could cause more than one covered employee working at the same location to be injured in the event. We believe we mitigate this risk by our focus on small- to mid-sized accounts, which means that we generally do not have concentrated employee counts at single locations that could be exposed to a catastrophic loss. The cost and limits of the reinsurance coverage we purchase vary from year to year based on the availability of quality reinsurance at an acceptable price and our desired level of retention.

~~Quota share reinsurance~~

~~We utilize quota share reinsurance for several purposes, including (i) to cede risk to Program Partners, which allows us to share economics and align incentives and (ii) to cede risk to third-party reinsurers in order to manage our net written premiums appropriately based on our financial objectives, capital base, A.M. Best financial strength rating and risk appetite. It is a core pillar of our underwriting philosophy that Program Partners retain a portion of the underwriting risk of their program. We believe this best aligns interests, attracts higher quality programs and leads to better underwriting results.~~

~~Catastrophe XOL reinsurance~~

~~We have designed an XOL reinsurance program to protect against catastrophic or other unforeseen extreme loss activity that could otherwise negatively impact our profitability and capital base. The majority of our exposure to catastrophe risk stems from the workers’ compensation premium we retain. Potential catastrophic events include an earthquake, terrorism or another event that could cause more than one covered employee working at the same location to be injured in the event. We believe we mitigate this risk by our focus on small- to mid-sized accounts, which means that we generally do not have concentrated employee counts at single locations that could be exposed to a catastrophic loss.~~

Investments, page 19

4.

We note your disclosure that as of December 31, 2020, you had $174.7 million of funds held under reinsurance treaties, that these funds are held in separate accounts for the benefit of your Program Partners, and that the funds withheld assets and associated investment in-come belong to your various Program Partners. Please revise future filings to disclose

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which party manages the investments. Also, please tell us how you considered whether this arrangement resulted in an embedded derivative. Refer to guidance in ASC 815-15-55-107. If you have an embedded derivative, please revise future filings to disclose how you account for it and provide appropriate information for investors to understand its impact on your financial reporting. For example, disclose:

•	the value of the embedded derivative at each period end,

•	how you measure the embedded derivative and where you present it in your balance sheet and income statement, and

•	the information required by ASC 820-10-50 and ASC 815-10-50.

Response:

In future 10-K filings, we will disclose that the Company manages the funds withheld investments.

Upon further reflection and in consideration of the guidance in ASC 815-15-55-107, we identified certain errors in our previously issued financial statements associated with the recording and presentation of embedded derivatives. These errors have been determined to not be material; however, these errors were corrected during in our Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Second Quarter Form 10-Q”), as described below.

The Company has determined that it will report the change in fair value of the embedded derivatives in gains (losses) on embedded derivatives in the condensed consolidated and condensed combined statements of operations, in accordance with ASC 815-15-55-108. The change in fair value was previously reported in accumulated other comprehensive income (loss). In addition, investment earnings credited to the funds withheld accounts (i.e., realized and unrealized gains (losses) of the embedded derivatives) will be reported in gains (losses) on embedded derivatives in the condensed consolidated and condensed combined statements of operations. Previously, those amounts were reported as an offset to net investment income. The Company believes the revised presentation aligns with 815-10-45, and the views of the Office of the Chief Accountant at the SEC shared in 2003 with the AICPA SEC Regulations Committee. No changes to the Funds held under reinsurance agreements line item on the Condensed Consolidated Balance Sheets were necessary as the embedded derivative has been appropriately recorded at fair value in all prior periods presented.

Further, additional disclosures were added to Notes 3 and 4 to our Second Quarter Form 10-Q regarding the valuation and financial statement impacts of the embedded derivatives.

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Lastly, in conjunction with the correction of the prior period amounts, the fair value leveling table as of December 31, 2020 in Note 3 to our Second Quarter Form 10-Q was also corrected from $174,704, which represented the total funds withheld under reinsurance agreements liability, to $4,937, which relates only to the fair value of the embedded derivatives, as required by ASC 820-10-50-2(b).

While the errors were not material to the previously issued financial statements, we determined the prior period amounts should be corrected for comparability. These corrections were made in our Second Quarter Form 10-Q and we have disclosed this matter in Note 1 of that filing. We also intend to correct previously reported financial information for comparability in our Quarterly Report on Form 10-Q for the third quarter of 2021, our Annual Report on Form 10-K for 2021, and Quarterly Report on Form 10-Q for the first quarter of 2022.

The Company assessed the quantitative impact of the adjustments on the Company’s Consolidated Statement of Operations, Balance Sheet and Statement of Cash Flows. According to SAB Topic 1M, “…the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.” This “rule of thumb” can be used as an initial step in assessing materiality. “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”

In assessing the quantitative impact of the corrections discussed above, the Company noted that:

•	there were no adjustments to total assets, total liabilities, total stockholders’ equity and total comprehensive income as of any period presented;

•	the adjustments had no impact on total operating, investing, and financing activities on the Company’s condensed consolidated and condensed combined statements of cash flows; and

•	the adjustments did not impact the Company’s written premiums, earned premiums, underwriting income, or adjusted net income for any period presented.

Although the adjustments were greater than 5% of net income and/or earnings per share for the years ended December 31, 2019 and December 31, 2018, the nine month period ended September 30, 2019, the six month periods ended June 30, 2020 and June 30, 2019, and the three month periods ended March 31, 2021, June 30, 2020, and September 30, 2019, and impacted the classification between retained earnings and other comprehensive income by more than 5% for all periods presented, the Company believes the key financial metrics related to the Company are written premiums, earned premiums, underwriting income, adjusted net income, loss ratio, expense ratio and combined ratio, commensurate with their public earnings releases and quarterly and annual filings. This misstatement did not affect any of these measures.

Qualitative Assessment

SAB Topic 1M states that, “Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

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The items below represent qualitative factors from SAB Topic 1M that the Company considered when evaluating the misstatements.

SAB Topic 1M Guidance		Management’s Analysis
1	Whether the misstatement arises for an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatements arose from an item capable of precise measurement.

2	Whether the misstatement masks a change in earnings or other trends.	The misstatement does not mask changes in trends. While net income and profit before tax are impacted, the change does not impact the key metrics that users of the financial statements are using to measure the Company’s profitability, including adjusted net income, written premiums, earned premiums, underwriting income, loss ratio, expense ratio and combined ratio.

3	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The misstatements do not hide failure to meet analysts’ consensus expectations. The analysts that follow the Company currently take a forward look at the Company’s expected operations to predict future profitability and value. In the Company’s experience with the analysts and investors, they are primarily focused on insurance metrics and underwriting measures, such as written premiums, earned premiums, underwriting income, loss ratio, expense ratio and combined ratio. These measures were not impacted by the correction.

4	Whether the misstatement changes a loss into income or vice versa.	The misstatements do not change a loss into income or vice versa. The misstatements do not change the direction of net income for any period.

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SAB Topic 1M Guidance		Management’s Analysis
5	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The misstatements do not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company has only one segment, and thus, operations and profitability are evaluated at the consolidated level only.

6	Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatements do not affect the registrant’s compliance with regulatory requirements. The correction of these errors has no impact on regulatory requirements, as it has no impact on surplus or other critical metrics monitored by the Company’s insurance regulators, the Kansas Insurance Department, California Department of Insurance, Utah Insurance Department, and South Carolina Department of Insurance.

7	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The misstatements do not affect the registrant’s compliance with loan covenants or other contractual requirements.

8	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	The misstatements do not have the effect of increasing management’s compensation. Management bonus compensation during the periods restated was not tied to financial metrics.

9	Whether the misstatement involves concealment of an unlawful transaction	The misstatements do not involve concealment of an unlawful transaction.

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Based on this assessment and consideration of the factors above, the Company does not believe that the misstatements were qualitatively material. Among other considerations, as noted above, the misstatements were unintentional, did not mask any change in earnings and other trends and management and other employees received no benefit, such as an increase in incentive compensation.

Conclusion on Materiality Assessment

SAB Topic 1M notes that materiality concerns the significance of an item to users of a registrant’s financial statements, and a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, Qualitative Characteristics of Accounting Information, the Financial Accounting Standards Board stated the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

After performing the quantitative and qualitative materiality assessments above, the Company does not believe the errors were material as a reasonable investor would not view the errors as having significantly altered the “total mix” of information available, and correction of the errors would not have changed how the users of the Company’s financial statements (investors, lenders, financial analysts, and regulators) evaluate the credit worthiness or financial strength of the Company and compliance with the Company’s required obligations.

5.

Please tell us and revise future filings as appropriate to clarify why the amount of funds held disclosed on page 114 of $143,528 thousand is different than the amount disclosed on pages 96, 19, etc. of $174,704 thousand.

Response:

The $143,528 thousand of funds held that is disclosed on page 114 of our Annual Report on Form 10-K represented only the portion of total funds held for which we require collateral to secure recoverable balances from reinsurers that are not authorized in the respective insurance carrier’s state of domicile. This description is disclosed in the last paragraph of Note 16 on page 114. The amount of funds held disclosed on pages 96 and 19 of $174,704 thousand represented total funds held, inclusive of funds held for those reinsurance companies that are authorized in the respective insurance carrier’s state of domicile. We will revise future 10-K filings as appropriate to clarify the difference between the two disclosed amounts.

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Note 11. Accounts Payable and Accrued Expenses, page 104

6.

We note “Amounts retained for the accounts of others” increased significantly and totaled $41.6 million at December 31, 2020. Please revise your MD&A in future filings to provide additional information related to the nature of and business reasons related to these items and describe any trends.

Response:

The increase in amounts retained for the accounts of others increased at December 31, 2020 compared to December 31, 2019 primarily due to amounts held totaling $36.6 million that were retained by the Company while control of the funds was being arbitrated. As a result of the arbitration, the funds were remitted back to the counterparty during fiscal year 2021.

We will revise our MD&A disclosures in future 10-Q and 10-K filings, as applicable, to provide additional information related to the nature of and business reasons related to material comparative period fluctuations. We will also describe any material trends, as applicable.

The Registrant acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (952) 974-2251, or Julie A. Baron, President and Chief Operating Officer, at (952) 974-2249.

Sincerely,

/s/ Nicholas J. Vassallo
Nicholas J. Vassallo
Chief Financial Officer

cc:	Julie A. Baron, Trean Insurance Group, Inc.

Patrick Dooling, Deloitte & Touche LLP